

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Allan Dicks
Chief Financial Officer
Montrose Environmental Group, Inc.
5120 Northshore Drive
North Little Rock, Arkansas 72118

> **Re: Montrose Environmental Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-39394**

Dear Mr. Dicks:

We have reviewed your May 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Segment Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenues, page 61

1.   We note your response to prior comment 2. It appears that quantifying the impact of COVID-19 related revenue would be useful for investors to analyze period-over-period changes, in addition to the information provided in your response regarding your availability and prioritization of resources during the period in which COVID-19 specific work was performed. Please provide this information pursuant to Item 303(a) of Regulation S-K which states "The discussion and analysis must focus specifically on material events and uncertainties known to management that are reasonably likely to

cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations."

Additionally, when addressing the quantification of the impact of a full year of CTEH revenues in your Form 10-K for the fiscal year ended 2021, we note that you make reference to your Quarterly Reports on Form 10-Q. Pursuant to Instruction 1 to Item 303(b) of Regulation S-K, your discussion should cover the periods covered by the financial statements. Please advise, or revise accordingly.

Non-GAAP Financial Information, page 72

2.   We note per your response to prior comment 3 that start-up losses and investment in new services "relate to entirely new capabilities and geographies" and your acquisitions are each a "distinct event rather than being part of an ongoing, inter-related sequence of transactions with related costs." While these costs may differ from your day-to-day activities, it appears that these costs are core to the operations of the company. We also note from your disclosure that you have historically incurred these types of costs and anticipate continuing to incur these costs as part of your growth strategy. Specifically, on page 23 of your Form 10-K, you disclose "[o]ur continued success and growth depend upon our ability to anticipate these challenges and to innovate by enhancing our existing services and developing and successfully implementing new services," and "[a] significant portion of our historical growth has occurred through acquisitions, and we anticipate continued growth through acquisitions in the future." We continue to believe that based on the historical and continuing strategy of implementing new services and acquisitions, these excluded costs represent normal, recurring, cash operating expenses necessary to operate your business. Please advise, or revise accordingly. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

        You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services